Exhibit 99.41

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 16, 2011.

3.	Press Release

The Press Release dated March 16, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. urged the board of Capital Gold not to postpone the special meeting of shareholders.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

March 16, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 16, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS URGES BOARD OF CAPITAL GOLD NOT TO POSTPONE CAPITAL GOLD
SPECIAL MEETING: LET THE SHAREHOLDERS SPEAK!

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM). In an appearance on Canada's Business News Network this afternoon, the CEO of Gammon Gold Inc. stated: “We will announce tomorrow when the Capital Gold special meeting will be, but it will be this month.” It seems that the CEO of Gammon intends to postpone the special meeting of the shareholders of Capital Gold Corporation.

WHO IS RUNNING CAPITAL GOLD:
THE CAPITAL GOLD BOARD OR THE CEO OF GAMMON?

Timmins has repeatedly raised concerns regarding the process by which the Capital Gold Board of Directors selected Gammon’s proposal, a process that Timmins believes favored Gammon over all other bidders. Such concerns are exacerbated by the statement of the Gammon CEO. Why would the Gammon CEO be advising Capital Gold shareholders that Gammon would be announcing the postponement of the special meeting of Capital Gold shareholders? Gammon does not own Capital Gold – the Capital Gold shareholders do.

LET THE SHAREHOLDERS OF CAPITAL GOLD DECIDE

Timmins announced earlier today that it had delivered an increased offer to the Capital Gold Board of Directors for the merger of Timmins Gold and Capital Gold. Under the increased offer, Capital Gold shareholders will now receive 2.27 Timmins Gold common shares and US$0.25 in cash for each share of Capital Gold common stock.

The increased offer provides Capital Gold shareholders with total consideration of US$5.80 per Capital Gold share and exceeds the value of the Gammon offer by US$0.30 (or 5.4%) per Capital Gold share, based on closing prices on March 15, 2011.

Proxy Service ISS has noted in its supplementary proxy notice of March 15, 2011 that the Timmins Gold offer is higher.

Timmins also announced that it will amend the terms of its exchange offer, which has not yet commenced, for all of the outstanding shares of Capital Gold common stock to reflect the increased offer.

“Gammon has tried to scare Capital Gold shareholders by suggesting that if they don’t take the Gammon bid they will be left with nothing. The truth is that we are committed to the merger of Timmins Gold and Capital Gold and have been since September 2010. Our offer is clearly superior to Gammon’s revised proposal and we have no intention of going away,” stated Bruce Bragagnolo, CEO of Timmins Gold. “The only impediment to getting a deal done is the Capital Gold board. We are confident that Capital

Gold shareholders will not be intimidated by Gammon’s scare tactics and will recognize that our offer is superior,” Mr. Bragagnolo added.

TIMMINS: THE BETTER DEAL

  Timmins will issue 2.27 Timmins common shares and US$0.25 in cash for each Capital Gold share
  The combined company will be a Mexico-focused, mid-tier gold producer – 50.5% owned by Capital Gold shareholders and 49.5% by Timmins shareholders – and is expected to have 2011 production of 160,000 oz. Au and combined proven and probable reserves of ~2.2 million oz. Au
  The Combined Company will benefit from:
  Re-rating upside potential: compared to the Gammon deal, Capital Gold’s own financial advisor said: “the long-term valuation re-rating was potentially greater under a transaction with Timmins Gold”
  Management team with a track record of building shareholder value
  Experienced operations team based in the region
  Enhanced exploration opportunities throughout the district

THE CHOICE IS CLEAR

PRESERVE YOUR RIGHT TO A BETTER DEAL
VOTE NOW AGAINST GAMMON

Timmins urges Capital Gold shareholders to preserve their right to receive the superior economic terms of Timmins’ offer by voting AGAINST the Gammon deal on the GOLD proxy card. Shareholders who have previously voted for the Gammon deal on Capital Gold’s white proxy card may obtain assistance in revoking or changing that vote by contacting Innisfree M&A Incorporated toll-free at 1-877-800-5182 (banks and brokers should call collect at 212-750-5833).

TIME IS SHORT AND YOUR VOTE IMPORTANT!

To ensure your vote is received before the meeting,
please vote by telephone or via the Internet.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-800-5182.